Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2015. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2015
(000)
Share capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	21
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	32
£ million
Group shareholders’ equity
Called up share capital	2,380
Share premium account	12,092
Other reserves	448
Other equity instruments	5,350
Other shareholders’ funds	485
Retained earnings	43,350

Shareholders’ equity excluding non-controlling interests	64,105
Non-controlling interests	1,914

Total shareholders’ equity	66,019

Group indebtedness (1)
Subordinated liabilities	21,955
Debt securities in issue	69,150

Total indebtedness	91,105

Total capitalisation and indebtedness	157,124

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	16,065
Performance guarantees, acceptances and endorsements	4,556

Total contingent liabilities	20,621

Documentary credits and other short-term trade related transactions	845
Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	281,462

1.	“Group indebtedness” includes interest accrued as at 31st December 2015 in accordance with International Financial Reporting Standards.

1